EXHIBIT 99.1

News for Immediate Release

Electrovaya to Showcase New Battery Products at the Advanced Clean Transportation (ACT) Expo 2025

Electrovaya’s Latest Battery Modules and Battery Systems that will be Manufactured in the USA will be on display at the ACT EXPO from April 28-30th at the Anaheim Convention Center

Toronto, Ontario – April 22, 2025 – Electrovaya Inc. (Nasdaq: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, announces that that it will be exhibiting at the Advanced Clean Transportation (“ACT”) Expo 2025, taking place on April 28 – April 30, 2025, at the Anaheim Convention Center in California, USA. Electrovaya will be exhibiting at Booth #3421, where it will be showcasing its latest lithium ion battery cells, modules and battery systems which will be manufactured at scale at its gigafactory in Jamestown, New York. Electrovaya’s battery products are targeted at mission critical and heavy duty applications that leverage its proprietary technology’s competitive advantages associated with longevity and safety.

Electrovaya’s Dr. Trevor Grant will take part in the Battery Tech Workshop (From Cells to Solutions), discussing the performance, lifespan, and cost-effectiveness in electric vehicles (EVs). This session will delve into the critical aspects of EV battery technology, exploring the different battery chemistries currently used in electric vehicles.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com / 905-855-4618

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and a 52-acre site with a 135,000 square foot manufacturing facility in New York State. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, new products, manufacturing in Jamestown New York, future business opportunities, and the ability to deliver to customer requirements. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “planned”, “objective”, “estimated” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate are necessarily applied in making forward looking statements and such statements are subject to risks and uncertainties, therefore actual results may differ materially from those expressed or implied in such statements and undue reliance should not be placed on such statements. Material assumptions made in disclosing the forward-looking statements included in this news release include, but are not limited to assumptions that the Company’s customers will deploy its products in accordance with communicated timing and volumes, that the Company’s customers will complete new distribution centers in accordance with communicated expectations, intentions and plans, and stable political climate with respect to exports from Canada to the United. Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing roughly in accordance with historical ordering patterns and communicated intentions, the fact that the expected additional sales from the described customer are expressions of interest and not yet purchase orders, the uncertain effects of the imposition of a new tariff regime on Canadian exports by the United States, macroeconomic effects on the Company and its business and on the lithium battery industry generally, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2024 under “Risk Factors”, in the Company’s base shelf prospectus dated September 17, 2024, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.